HSBC ◰

January 2016
Free Writing Prospectus
Registration Statement No. 333-202524
Dated January 11, 2016
Filed Pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in U.S. and International Equities

PLUS Based on a Basket of Three Common Equity Securities due July 14, 2016
Performance Leveraged Upside Securities[SM]
Principal at Risk Securities

The PLUS are senior unsecured debt securities of HSBC USA Inc. ("HSBC"), offer the opportunity to earn a return based on the performance of an equally weighted basket (the "basket") consisting of the common equity securities of Lannett Company, Inc., Mallinckrodt public limited company, and Valeant Pharmaceuticals International, Inc. Unlike ordinary debt securities, the PLUS will not pay interest and do not guarantee any return of principal at maturity. At maturity, if the value of the basket has appreciated, investors will receive the stated principal amount of their investment plus a payment reflecting the leveraged upside performance of the basket, subject to the maximum payment at maturity. However, at maturity, if the value of the basket has depreciated, the investor will lose 1% for every 1% decrease in the basket from the pricing date to the valuation dates. The PLUS are for investors who seek an equity-based return and who are willing to risk their principal and forgo current income and upside above the maximum payment at maturity in exchange for the leverage feature, which applies to a limited range of positive performance of the basket. **Investors may lose up to 100% of the stated principal amount of the PLUS. Any payment on the PLUS is subject to the credit risk of HSBC.**

SUMMARY TERMS	
Issuer:	HSBC USA Inc. ("HSBC")
Maturity date:*	July 14, 2016, subject to adjustment as described in the section "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the Stock-Linked Underlying Supplement.
Reference asset:	An equally weighted basket consisting the common equity securities of three companies (each, a "basket component"), as set forth in the table below.

Basket component	Bloomberg ticket symbol	Component weighting	Initial component price*
Lannett Company, Inc. ("LCI")	LCI	1/3	
Mallinckrodt public limited company ("MNK")	MNK	1/3	
Valeant Pharmaceuticals International, Ir ("VRX")	VRX	1/3	

*The initial component price for each basket component will be its official closing price on the pricing date.

Aggregate principal amount:	$
Payment at maturity:	• If the final value is *greater than* the initial value: $10 + the leveraged upside payment *In no event will the payment at maturity exceed the maximum payment at maturity.* • If the final value is *less than or equal to* the initial value: $10 x the basket performance factor *This amount will be less than the stated principal amount of $10 and will result in a loss of up to 100% of your investment. Any payment on the PLUS is subject to the credit risk of HSBC.*
Leveraged upside payment:	$10 x leverage factor x basket percent increase
Leverage factor:	300%
Basket percent increase:	(final value – initial value) / initial value
Basket performance factor:	final value / initial value
Maximum payment at maturity:	At least $11.925 per PLUS (119.25% of the stated principal amount). The actual maximum payment at maturity will be determined on the pricing date.
Initial value:	Set equal to 100 on the pricing date
Final value:	Final value = 100 × [1 + (sum of the basket component return for each basket component multiplied by 1/3)] The basket component return for each basket component = (its final component price – its initial component price) / its initial component price
Initial component price:	With respect to each basket component, its official closing price on the pricing date.
Final component price:	With respect to each basket component, the arithmetic average of its official closing prices on the valuation dates.
Stated principal amount:	$10 per PLUS
Issue price:	$10 per PLUS
Pricing date:*	On or about January 11, 2016
Original issue date:*	On or about January 14, 2016 (3 business days after the pricing date)
Valuation dates:*	July 5, 2016, July 6, 2016, July 7, 2016, July 8, 2016 and July 11, 2016, subject to adjustment as described in the section "Additional Terms of the Notes—Valuation Dates" in the Stock-Linked Underlying Supplement.
Estimated initial value:	The estimated initial value of the PLUS will be less than the price you pay to purchase the PLUS. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your PLUS in the secondary market, if any, at any time. The estimated initial value will be calculated on the pricing date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The estimated initial value of the PLUS, which will be determined by us on the pricing date, will be less than the price to public and may differ from the market value of the PLUS in the secondary market, if any."
Listing:	The PLUS will not be listed on any securities exchange.
Agent:	HSBC Securities (USA) Inc., an affiliate of HSBC. See "Supplemental plan of distribution (conflicts of interest)".
CUSIP/ISIN:	40434K149/US40434K1491

Commissions and issue price:	Price to public	Fees and commissions[1]	Proceeds to issuer
Per PLUS	$10	$0.125[1] $0.05[2]	$9.825
Total	$	$	$

(1) HSBC Securities (USA) Inc., acting as agent for HSBC, will receive a fee of $0.175 per $10 stated principal amount and will pay Morgan Stanley Wealth Management a fixed sales commission of $0.125 for each PLUS they sell. See "Supplemental plan of distribution (conflicts of interest)."

(2) Of the amount per $10 stated principal amount received by HSBC Securities (USA) Inc., acting as agent for HSBC, HSBC Securities (USA) Inc. will pay Morgan Stanley Wealth Management a structuring fee of $0.05 for each PLUS.

* The pricing date, original issue date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the PLUS.

The estimated initial value of the PLUS on the pricing date is expected to be between $9.45 and $9.75 per PLUS, which will be less than the price to public. The market value of the PLUS at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated initial value" above and "Risk Factors" beginning on page 6 of this document for additional information.

An investment in the PLUS involves certain risks. See "Risk Factors" beginning on page 6 of this free writing prospectus, page S-1 of the accompanying Stock-Linked Underlying Supplement and page S-1 of the accompanying prospectus supplement.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved the PLUS, or determined that this free writing prospectus or the accompanying Stock-Linked Underlying Supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

PLUS Based on a Basket of Three Common Equity Securities due July 14, 2016
Performance Leveraged Upside Securities[SM]

You should read this document together with the related Stock-Linked Underlying Supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

The Stock-Linked Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420415014323/v403651_424b2.htm

The prospectus supplement dated March 5, 2015 at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

The prospectus dated March 5, 2015 at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

The PLUS are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the stated principal amount invested due to the credit risk of HSBC.

Investment Overview

Performance Leveraged Upside Securities
Principal at Risk Securities

The PLUS Based on a Basket of Three Common Equity Securities due July 14, 2016 (the "PLUS") can be used:

- As an alternative to direct exposure to the basket components that enhances returns for a certain range of positive performance of the basket, subject to the maximum payment at maturity

- To enhance positive returns and potentially outperform the basket in a moderately bullish scenario

- To achieve similar levels of upside exposure to the basket components as a direct investment, subject to the maximum payment at maturity, while using fewer dollars by taking advantage of the leverage factor

Maturity:	6 months
Leverage factor:	300%
Maximum payment at maturity:	At least $11.925 per PLUS (119.25% of the stated principal amount) (to be determined on the pricing date)
Minimum payment at maturity:	None. You may lose your entire initial investment in the PLUS.
Coupon:	None

Key Investment Rationale

The PLUS offer 300% leveraged upside on the positive performance of the basket, subject to a maximum payment at maturity of at least $11.925 per PLUS (119.25% of the stated principal amount). The actual maximum payment at maturity will be determined on the pricing date. However, if the value of the basket has decreased as of the valuation dates, investors will lose 1% of principal for every 1% that that the value of the basket has decreased. **Investors may lose up to 100% of the stated principal amount of the PLUS.**

Any payment on the PLUS is subject to the credit risk of HSBC.

Leveraged Upside Performance	The PLUS offer investors an opportunity to capture enhanced returns for a certain range of positive performance relative to a direct investment in the basket.
Upside Scenario	The value of the basket increases, and we will pay for each PLUS at maturity the stated principal amount of $10 plus 300% of the basket percent increase, subject to a maximum payment at maturity of at least $11.925 per PLUS (119.25% of the stated principal amount).
Par Scenario	The value of the basket does not change, and we will pay for each PLUS at maturity the stated principal amount of $10.
Downside Scenario	The value of the basket declines, we will pay less than the stated principal amount by an amount that is proportionate to the decline.

PLUS Based on a Basket of Three Common Equity Securities due July 14, 2016
Performance Leveraged Upside Securities[SM]

How PLUS Work

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the PLUS based on the following terms:

Stated principal amount:	$10 per PLUS
Leverage factor:	300%
Hypothetical maximum payment at maturity:	$11.925 per PLUS (119.25% of the stated principal amount). The actual maximum payment at maturity will be at least $11.925 per PLUS and will be determined on the pricing date.

PLUS Payoff Diagram



How it works

- Upside Scenario: If the final value is greater than the initial value, investors would receive the $10 stated principal amount plus 300% of the appreciation of the basket over the term of the PLUS, subject to a hypothetical maximum payment at maturity of $11.925 per PLUS. Under the hypothetical terms of the PLUS, an investor would realize the hypothetical maximum payment at maturity at a final value of approximately 106.42% of the initial value.

    - For example, if the value of the basket appreciates 3%, investors would receive a 9% return, or $10.90 per PLUS.
    - For example, if the value of the basket appreciates 10%, investors would receive only the hypothetical maximum payment at maturity of $11.925 per PLUS, or 119.25% of the stated principal amount.

- Par Scenario: If the final value is equal to the initial value, investors would receive the stated principal amount of $10 per PLUS.

- Downside Scenario: If the final value is less than the initial value, investors would receive an amount that is less than the stated principal amount by an amount that is proportionate to the decrease in the value of the basket.

    - For example, if the value of the basket depreciates 30%, investors would lose 30% of their principal and receive only $7 per PLUS at maturity, or 70% of the stated principal amount.

Investor Suitability

The PLUS may be suitable for you if:

- You seek an investment with an enhanced return linked to the potential positive performance of the basket and you believe that the value of the basket will increase over the term of the PLUS.

- You are willing to invest in the PLUS based on the maximum payment at maturity, which may limit your return at maturity.

- You are willing to make an investment that is exposed to the negative performance of the basket on a 1-to-1 basis for each percentage point that the final value is less than the initial value.

- You are willing to accept the risk and return profile of the PLUS versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

- You are willing to forgo dividends or other distributions paid to holders of the basket components.

- You do not seek current income from your investment.

- You do not seek an investment for which there is an active secondary market.

- You are willing to hold the PLUS to maturity.

- You are comfortable with the creditworthiness of HSBC, as issuer of the PLUS.

The PLUS may not be suitable for you if:

- You believe that the value of the basket will decrease or that the value of the basket will not sufficiently increase to provide you with your desired return.

- You are unwilling to invest in the PLUS based on the maximum payment at maturity, which may limit your return at maturity.

- You are unwilling to make an investment that is exposed to the negative performance of the basket on a 1-to-1 basis for each percentage point that the final value is less than the initial value.

- You seek an investment that provides full return of principal.

- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

- You prefer to receive the dividends or other distributions paid on the basket components.

- You seek current income from your investment.

- You seek an investment for which there will be an active secondary market.

- You are unable or unwilling to hold the PLUS to maturity.

- You are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the PLUS.

PLUS Based on a Basket of Three Common Equity Securities due July 14, 2016
Performance Leveraged Upside Securities[SM]

Risk Factors

We urge you to read the section "Risk Factors" on page S-1 in the accompanying prospectus supplement and on page S-1 of the Stock-Linked Underlying Supplement. Investing in the PLUS is not equivalent to investing directly in the basket components. You should understand the risks of investing in the PLUS and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the PLUS in light of your particular financial circumstances and the information set forth in this document and the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus and Stock-Linked Underlying Supplement, including the explanation of risks relating to the PLUS described in the following sections:

"— Risks Relating to All Note Issuances" in the prospectus supplement; and

"—General Risks Related to Reference Stocks" in the Stock-Linked Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

- **PLUS do not pay interest and may result in a loss.** The terms of the PLUS differ from those of ordinary debt securities in that the PLUS do not pay interest or guarantee payment of any principal amount at maturity. If the final value is less than the initial value, you will lose 1% of principal for each 1% decrease in the value of the basket, subject to the credit risk of HSBC. **You may lose up to 100% of the stated principal amount of the PLUS.**

- **The appreciation potential of the PLUS is limited by the maximum payment at maturity.** The appreciation potential of the PLUS is limited by the maximum payment at maturity of at least $11.925 per PLUS (at least 119.25% of the stated principal amount). Although the leverage factor provides 300% exposure to any amount by which the final value exceeds the initial value, because the payment at maturity will be limited to 119.25% of the stated principal amount for the PLUS (assuming a maximum payment at maturity of $11.925), any increase in the final value over the initial value by more than approximately 6.42% of the initial value will not further increase the return on the PLUS. The actual maximum payment at maturity will be determined on the pricing date.

- **Credit risk of HSBC USA Inc.** The PLUS are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the PLUS will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the PLUS depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the PLUS and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the PLUS.

- **Changes in the prices of the basket components may offset each other.** Movements in the prices of the basket components may not correlate with each other. At a time when the price of one basket component increases, the prices of the other basket components may not increase as much or may even decrease. Therefore, in calculating the final value of the basket and the payment at maturity, increases in the price of one basket component may be moderated, or more than offset, by lesser increase or decrease in the prices of the other basket components.

- **Single sector risk.** All basket components are common equity securities of companies that operate in the pharmaceutical industry. As a result, the basket components that will determine the performance of the PLUS are concentrated in one sector. Although an investment in the PLUS will not give holders any ownership or other direct interests in the basket components, the return on an investment in the PLUS will be subject to certain risks associated with a direct equity investment in companies in the pharmaceutical industry. Accordingly, by investing in the PLUS, you will not benefit from the diversification which could result from an investment linked to companies that operate in more than one sector.

- **The market price will be influenced by many unpredictable factors.** Several factors will influence the value of the PLUS in the secondary market and the price at which HSBC Securities (USA) Inc. may be willing to purchase or sell the PLUS in the secondary market, including: the trading price, volatility and dividend yield, as applicable, of each basket component, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and any actual or anticipated changes in our credit ratings or credit spreads. The prices of the basket components may be, and have recently been, volatile, and we can give you no assurance that the volatility will lessen. You may receive less, and possibly significantly less, than the stated principal amount per PLUS if you try to sell your PLUS prior to maturity.

HSBC

PLUS Based on a Basket of Three Common Equity Securities due July 14, 2016
Performance Leveraged Upside Securities[SM]

- **Investing in the PLUS is not equivalent to investing in the basket components.** Investing in the PLUS is not equivalent to investing in the basket components. Investors in the PLUS will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the basket components.

- **The estimated initial value of the PLUS, which will be determined by us on the pricing date, will be less than the price to public and may differ from the market value of the PLUS in the secondary market, if any.** The estimated initial value of the PLUS will be calculated by us on the pricing date and will be less than the price to public. The estimated initial value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the PLUS. This internal funding rate is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the PLUS may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the PLUS to be more favorable to you. We will determine the value of the embedded derivatives in the PLUS by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the PLUS that are different from our estimated initial value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your PLUS in the secondary market (if any exists) at any time.

- **The price of your PLUS in the secondary market, if any, immediately after the pricing date will be less than the price to public.** The price to public takes into account certain costs. These costs will include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the PLUS and the costs associated with structuring and hedging our obligations under the PLUS. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your PLUS in the secondary market, if any, the price you would receive for your PLUS may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your PLUS in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the basket and changes in market conditions, and cannot be predicted with accuracy. The PLUS are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the PLUS to maturity. Any sale of the PLUS prior to maturity could result in a loss to you.

- **If HSBC Securities (USA) Inc. were to repurchase your PLUS immediately after the original issue date, the price you receive may be higher than the estimated initial value of the PLUS.** Assuming that all relevant factors remain constant after the original issue date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the PLUS in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the estimated initial value on the pricing date for a temporary period expected to be approximately 2 months after the original issue date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the PLUS and other costs in connection with the PLUS that we will no longer expect to incur over the term of the PLUS. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the PLUS and any agreement we may have with the distributors of the PLUS. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the original issue date of the PLUS based on changes in market conditions and other factors that cannot be predicted.

- **The PLUS will not be listed on any securities exchange and secondary trading may be limited.** The PLUS will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the PLUS. HSBC Securities (USA) Inc. may, but is not obligated to, make a market in the PLUS. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the PLUS easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the PLUS, the price at which you may be able to trade your PLUS is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to transact. If, at any time, HSBC Securities (USA) Inc. were to cease making a market in the PLUS, it is likely that there would be no secondary market for the PLUS. Accordingly, you should be willing to hold your PLUS to maturity.

- **The amount payable on the PLUS is not linked to the value of the basket at any time other than the valuation dates.** The final value will be based on the value of the basket as of the valuation dates, subject to postponement for non-trading days and certain market disruption events. Even if the value of the basket appreciates prior to the valuation dates but then decreases as of the valuation dates, the payment at maturity may be less, and may be significantly less, than it would have been had the payment at maturity been linked to the value of the basket prior to that decrease. Although the actual value of the basket on the stated maturity date or at other times during the term of the PLUS may be higher than the final value, the payment at maturity will be based solely on the value of the basket as of the valuation dates.

- **The calculation agent, which is HSBC or one of its affiliates, will make determinations with respect to the PLUS.** As calculation agent, HSBC or one of its affiliates will determine the initial component prices and the final component prices, and will determine the final value and the amount of cash, if any, you will receive at maturity. Determinations made by HSBC or one of its affiliates in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the anti-dilution and reorganization adjustments to any basket component, may adversely affect the payout to you at maturity. Although the calculation agent will make all determinations and take all action in relation to the PLUS in good faith, it should be noted that such discretion could have an impact (positive or negative) on the return on your PLUS. The calculation agent is under no obligation to consider your interests as a holder of the PLUS in taking any actions, including the determination of the initial component prices, that might affect the value of your PLUS.

- **Hedging and trading activity by our affiliates could potentially adversely affect the value of the PLUS.** One or more of our affiliates and/or third party dealers expect to carry out hedging activities related to the PLUS (and possibly to other instruments linked to the basket components), including trading in shares of the basket components as well as in other instruments related to the basket or any basket component. As a result, these entities may be unwinding or adjusting hedge positions during the term of the PLUS, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the valuation dates approach. Some of our affiliates also trade shares of the basket components and other financial instruments related to the basket or the basket components on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the pricing date could potentially increase the initial component price of one or more of the basket components, and therefore, could increase the value at which the applicable basket components must appreciate so that an investor does not suffer a loss of principal. Additionally, such hedging or trading activities during the term of the PLUS, including on the valuation dates, could adversely affect the value of the basket as of the valuation dates and, accordingly, the amount of cash, if any, an investor will receive at maturity.

- **The PLUS are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.** The PLUS are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the PLUS is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the PLUS.

- **One basket component has limited historical information.** The ordinary shares of Mallinckrodt public limited company commenced trading on June 17, 2013. Because this basket component has a limited trading history, your investment in the PLUS may involve a greater risk than investing in securities linked to one or more common equity securities with a more established record of performance.

- **The PLUS may be subject to non-U.S. securities market risk.** An investment in securities linked to the price of a non-U.S. company, such as Mallinckrodt public limited company, involves risks associated with the home country of such non-U.S. company. The price of the ordinary shares of Mallinckrodt public limited company may be affected by political, economic, financial and social factors in Ireland, including changes in Ireland's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the PLUS.

- **The U.S. federal income tax consequences of an investment in the PLUS are uncertain.** For a discussion of certain of the U.S. federal income tax consequences of your investment in a PLUS, please see the discussion under "Tax considerations" herein, and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

HSBC

PLUS Based on a Basket of Three Common Equity Securities due July 14, 2016
Performance Leveraged Upside Securities^{SM}

Information About the Basket

The following graph illustrates the hypothetical daily performance of the basket from June 17, 2013, the date when the ordinary shares of Mallinckrodt public limited company commenced trading, through January 6, 2016 based on information from the Bloomberg Professional® service, if the value of the basket were set to equal 100 on June 16, 2013. The hypothetical performance reflects the performance the basket would have exhibited based on the actual historical performance of the basket components. Neither the hypothetical performance of the basket nor the actual historical performance of the basket components should be taken as indications of future performance.

We cannot give you assurance that the performance of the basket will result in the return of your initial investment. Any payment on the PLUS is subject to the credit risk of HSBC.



PLUS Based on a Basket of Three Common Equity Securities due July 14, 2016
Performance Leveraged Upside Securities^{SM}

Information About the Basket Components

Lannett Company, Inc. Lannett Company, Inc. manufactures and distributes pharmaceutical products under its own trade name and under generic names. The company also distributes competitive pharmaceutical products manufactured by other companies. Its principal products include antifungals, antacids, dermatological preparations and analgesic sedatives. This basket component is registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Information provided to or filed with the Securities and Exchange Commission by the issuer of this basket component under the Exchange Act can be located by reference to CIK number 57725 through the Securities and Exchange Commission's website at www.sec.gov. In addition, information regarding this basket component may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

Information as of market close on January 6, 2016:

Bloomberg Ticker Symbol:	LCI	**52 Week High (on 11/3/2014):**	$57.52
Current Share Price:	$39.51	**52 Week Low (on 4/14/2014):**	$29.62
52 Weeks Ago:	$33.24		

This document relates only to the PLUS offered hereby and does not relate to this basket component or other securities of the issuer of this basket component. We have derived all disclosures contained in this document regarding this basket component from the publicly available documents described in the preceding paragraph. In connection with the offering of the PLUS, neither we nor the agent has participated in the preparation of such documents or made any due diligence inquiry with respect to this basket component. Neither we nor the agent has made any independent investigation as to the accuracy or completeness of such publicly available documents or any other publicly available information regarding this basket component. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of this basket component (and therefore the price of this basket component at the time we price the PLUS) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning this basket component could affect the price of this basket component and therefore the return on the PLUS.

Neither the issuer nor any of its affiliates makes any representation to you as to the future performance of this basket component.

PLUS Based on a Basket of Three Common Equity Securities due July 14, 2016
Performance Leveraged Upside Securities^{SM}

Historical Information

The table below sets forth the published high and low prices of this basket component for each quarter in the period from January 1, 2008 through January 6, 2016. The closing price of this basket component on January 6, 2016 was $39.51. The associated graph shows the closing prices of this basket component for each day in the same period. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical performance of this basket component should not be taken as an indication of its future performance, and no assurance can be given as to the price of this basket component at any time, including on the valuation dates.

Common Stock of Lannett Company, Inc. CUSIP: 516012101	High (Intraday)	Low (Intraday)	Period End (Closing)
2008			
First Quarter	$3.55	$2.34	$2.39
Second Quarter	$4.80	$2.05	$3.90
Third Quarter	$4.20	$2.25	$2.25
Fourth Quarter	$5.00	$1.79	$5.00
2009			
First Quarter	$5.86	$4.60	$5.48
Second Quarter	$7.52	$4.86	$6.85
Third Quarter	$9.67	$6.70	$7.48
Fourth Quarter	$8.19	$4.95	$5.91
2010			
First Quarter	$6.45	$4.17	$4.25
Second Quarter	$5.12	$4.23	$4.57
Third Quarter	$4.92	$4.06	$4.58
Fourth Quarter	$6.75	$4.58	$5.59
2011			
First Quarter	$5.75	$5.08	$5.58
Second Quarter	$5.77	$4.98	$4.98
Third Quarter	$5.11	$3.50	$3.83
Fourth Quarter	$4.50	$3.53	$4.42
2012			
First Quarter	$5.24	$4.01	$4.17
Second Quarter	$4.34	$3.76	$4.24
Third Quarter	$5.10	$4.24	$4.83
Fourth Quarter	$5.03	$4.00	$4.96
2013			
First Quarter	$10.38	$4.96	$10.11
Second Quarter	$12.74	$9.48	$11.91
Third Quarter	$21.82	$11.91	$21.82
Fourth Quarter	$33.50	$17.00	$33.10
2014			
First Quarter	$45.46	$32.03	$35.72
Second Quarter	$49.76	$29.62	$49.62
Third Quarter	$51.19	$33.61	$45.68
Fourth Quarter	$57.52	$40.30	$42.88
2015			
First Quarter	$69.82	$41.29	$67.71
Second Quarter	$71.15	$52.60	$59.44
Third Quarter	$62.74	$41.52	$41.52
Fourth Quarter	$48.30	$34.38	$40.12
2016			
First Quarter (through January 6, 2016)	$40.12	$39.51	$39.51

PLUS Based on a Basket of Three Common Equity Securities due July 14, 2016
Performance Leveraged Upside Securities[SM]

Common Stock of Lannett Company, Inc. – Daily Closing Prices
January 1, 2008 to January 6, 2016



Mallinckrodt public limited company Mallinckrodt public limited company develops, manufactures and markets specialty pharmaceutical products and diagnostic imaging agents. The company specializes in the manufacturing of pain management medications. It offers its products to major wholesalers and retail drug store chains. This basket component is registered under the Exchange Act. Information provided to or filed with the Securities and Exchange Commission by the issuer of this basket component under the Exchange Act can be located by reference to CIK number 1567892 through the Securities and Exchange Commission's website at www.sec.gov. In addition, information regarding this basket component may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

Information as of market close on January 6, 2016:

Bloomberg Ticker Symbol:	MNK	**52 Week High (on 12/22/2014):**	$99.73
Current Share Price:	$70.27	**52 Week Low (on 1/6/2014):**	$50.70
52 Weeks Ago:	$51.77		

This document relates only to the PLUS offered hereby and does not relate to this basket component or other securities of the issuer of this basket component. We have derived all disclosures contained in this document regarding this basket component from the publicly available documents described in the preceding paragraph. In connection with the offering of the PLUS, neither we nor the agent has participated in the preparation of such documents or made any due diligence inquiry with respect to this basket component. Neither we nor the agent has made any independent investigation as to the accuracy or completeness of such publicly available documents or any other publicly available information regarding this basket component. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of this basket component (and therefore the price of this basket component at the time we price the PLUS) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning this basket component could affect the price of this basket component and therefore the return on the PLUS.

Neither the issuer nor any of its affiliates makes any representation to you as to the future performance of this basket component.

PLUS Based on a Basket of Three Common Equity Securities due July 14, 2016
Performance Leveraged Upside Securities^{SM}

Historical Information

The table below sets forth the published high and low prices of this basket component for each quarter in the period from June 17, 2013, the date when the ordinary shares of Mallinckrodt public limited company commenced trading, through January 6, 2016. The closing price of this basket component on January 6, 2016 was $70.27. The associated graph shows the closing prices of this basket component for each day in the same period. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical performance of this basket component should not be taken as an indication of its future performance, and no assurance can be given as to the price of this basket component at any time, including on the valuation dates.

Ordinary Shares of Mallinckrodt Public Limited Company CUSIP: G5785G107	High (Intraday)	Low (Intraday)	Period End (Closing)
2013			
Second Quarter (from June 17, 2013)	$45.43	$42.94	$45.43
Third Quarter	$47.16	$41.51	$44.09
Fourth Quarter	$53.47	$42.01	$52.26
2014			
First Quarter	$72.81	$50.70	$63.41
Second Quarter	$82.70	$60.28	$80.02
Third Quarter	$90.15	$68.12	$90.15
Fourth Quarter	$99.73	$83.19	$99.03
2015			
First Quarter	$132.51	$93.89	$126.65
Second Quarter	$130.18	$113.18	$117.72
Third Quarter	$126.51	$57.96	$63.94
Fourth Quarter	$76.66	$53.41	$74.63
2016			
First Quarter(through January 6, 2016)	$74.63	$70.27	$70.27

Ordinary Shares of Mallinckrodt Public Limited Company – Daily Closing Prices
June 17, 2013 to January 6, 2016



HSBC

PLUS Based on a Basket of Three Common Equity Securities due July 14, 2016
Performance Leveraged Upside Securities^{SM}

Valeant Pharmaceuticals International, Inc. Valeant Pharmaceuticals International, Inc. develops and distributes drugs. The company develops drugs for unmet medical needs in central nervous system disorders, and distributes generic and branded generic drugs in Latin America and Eastern Europe. This basket component is registered under the Exchange Act. Information provided to or filed with the Securities and Exchange Commission by the issuer of this basket component under the Exchange Act can be located by reference to CIK number 885590 through the Securities and Exchange Commission's website at www.sec.gov. In addition, information regarding this basket component may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

Information as of market close on January 6, 2016:

Bloomberg Ticker Symbol:	VRX	**52 Week High (on 2/20/2014):**	$148.00
Current Share Price:	$102.40	**52 Week Low (on 8/7/2014):**	$106.73
52 Weeks Ago:	$117.16		

This document relates only to the PLUS offered hereby and does not relate to this basket component or other securities of the issuer of this basket component. We have derived all disclosures contained in this document regarding this basket component from the publicly available documents described in the preceding paragraph. In connection with the offering of the PLUS, neither we nor the agent has participated in the preparation of such documents or made any due diligence inquiry with respect to this basket component. Neither we nor the agent has made any independent investigation as to the accuracy or completeness of such publicly available documents or any other publicly available information regarding this basket component. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of this basket component (and therefore the price of this basket component at the time we price the PLUS) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning this basket component could affect the price of this basket component and therefore the return on the PLUS.

Neither the issuer nor any of its affiliates makes any representation to you as to the future performance of this basket component.

PLUS Based on a Basket of Three Common Equity Securities due July 14, 2016
Performance Leveraged Upside Securities^{SM}

Historical Information

The table below sets forth the published high and low prices of this basket component for each quarter in the period from January 1, 2008 through January 6, 2016. The closing price of this basket component on January 6, 2016 was $102.40. The associated graph shows the closing prices of this basket component for each day in the same period. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical performance of this basket component should not be taken as an indication of its future performance, and no assurance can be given as to the price of this basket component at any time, including on the valuation dates.

Common Shares of Valeant Pharmaceuticals International, Inc. CUSIP: 91911K102	High (Intraday)	Low (Intraday)	Period End (Closing)
2008			
First Quarter	$14.15	$10.24	$10.24
Second Quarter	$12.37	$9.28	$9.28
Third Quarter	$10.60	$8.94	$9.39
Fourth Quarter	$9.47	$7.11	$9.09
2009			
First Quarter	$11.46	$9.09	$10.53
Second Quarter	$13.17	$9.66	$12.93
Third Quarter	$14.84	$11.87	$14.84
Fourth Quarter	$14.84	$12.52	$13.42
2010			
First Quarter	$16.21	$13.21	$16.12
Second Quarter	$19.00	$13.31	$18.50
Third Quarter	$26.14	$17.79	$24.09
Fourth Quarter	$30.28	$24.09	$28.29
2011			
First Quarter	$50.08	$28.29	$49.81
Second Quarter	$54.05	$48.24	$51.96
Third Quarter	$56.73	$36.45	$37.12
Fourth Quarter	$47.11	$33.85	$46.69
2012			
First Quarter	$55.58	$46.49	$53.69
Second Quarter	$56.45	$43.73	$44.79
Third Quarter	$60.19	$44.79	$55.27
Fourth Quarter	$61.03	$53.32	$59.77
2013			
First Quarter	$75.02	$59.77	$75.02
Second Quarter	$91.80	$71.79	$86.08
Third Quarter	$106.12	$86.08	$104.33
Fourth Quarter	$117.42	$103.04	$117.40
2014			
First Quarter	$148.00	$112.62	$131.83
Second Quarter	$138.13	$116.99	$126.12
Third Quarter	$131.20	$106.73	$131.20
Fourth Quarter	$146.39	$113.56	$143.11
2015			
First Quarter	$204.69	$142.83	$198.62
Second Quarter	$241.73	$197.39	$222.15
Third Quarter	$262.52	$158.08	$178.38
Fourth Quarter	$182.32	$70.32	$101.65
2016			
First Quarter (through January 6, 2016)	$102.40	$98.50	$102.40

PLUS Based on a Basket of Three Common Equity Securities due July 14, 2016
Performance Leveraged Upside Securities[SM]

Common Shares of Valeant Pharmaceuticals International, Inc. – Daily Closing Prices
January 1, 2008 to January 6, 2016



PLUS Based on a Basket of Three Common Equity Securities due July 14, 2016
Performance Leveraged Upside Securities^{SM}

Additional Information About the PLUS

Please read this information in conjunction with the other terms set forth in this document.

Additional Provisions	
Official closing price:	With respect to each basket component, the official closing price on any scheduled trading day will be determined by the calculation agent based upon the closing price of such basket component, displayed on the relevant Bloomberg Professional® service page (with respect to the LCI, "LCI UP <EQUITY>," with respect to the MNK, "MNK UP <EQUITY>," and with respect to the VRX, "VRX UP <EQUITY>", or any successor pages on the Bloomberg Professional® service or any successor service, as applicable, subject to adjustment by the calculation agent as described under "Additional Terms of the Notes– Antidilution and Reorganization Adjustments" in the Stock-Linked Underlying Supplement.
CUSIP:	40434K149
ISIN:	US40434K1491
Minimum ticketing size:	$1,000 / 100 PLUS
Tax considerations:	There is no direct legal authority as to the proper tax treatment of the PLUS, and therefore significant aspects of the tax treatment of the PLUS are uncertain as to both the timing and character of any inclusion in income in respect of the PLUS. Under one approach, the PLUS could be treated as pre-paid executory contracts with respect to the basket components. We intend to treat the PLUS consistent with this approach. Pursuant to the terms of the PLUS, you agree to treat the PLUS under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat the PLUS as pre-paid executory contracts with respect to the basket components. Pursuant to this approach, we do not intend to report any income or gain with respect to the PLUS prior to maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as short-term capital gain or loss.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the U.S. Treasury Department requested comments as to whether the purchaser of certain securities (which may include the PLUS) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a security or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the accompanying prospectus supplement) of a PLUS is required to accrue income in respect of the PLUS prior to the receipt of payments under the PLUS or its earlier sale or exchange. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a PLUS as ordinary income (including gain on a sale or exchange). Finally, it is possible that a non-U.S. holder (as defined in the accompanying prospectus supplement) of a PLUS could be subject to U.S. withholding tax in respect of a PLUS. It is unclear whether any regulations or other guidance would apply to the PLUS (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the PLUS.

We will not attempt to ascertain whether any basket component would be treated as a passive foreign investment company (a "PFIC") or United States real property holding corporation (a "USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the basket components were so treated, certain adverse U.S. federal income tax consequences might apply to a U.S. holder or non-U.S. holder, as the case may be. You should refer to information filed with the SEC and other authorities by the basket components, and consult your tax advisor regarding the possible consequences to you if one or more basket components is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the PLUS is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the PLUS.

Recently finalized Treasury Regulations provide that withholding on "dividend equivalent" payments (as discussed in the accompanying prospectus supplement), if any, will not apply to a PLUS issued before January 1, 2017. Additionally, the IRS has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the accompanying prospectus supplement) on payments of gross proceeds from a sale or redemption of a PLUS will only apply to payments made after December 31, 2018.

For a further discussion of U.S. federal income tax consequences related to the PLUS, see the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. |

PLUS Based on a Basket of Three Common Equity Securities due July 14, 2016
Performance Leveraged Upside Securities[SM]

Calculation agent:	HSBC USA Inc., or one of its affiliates.
Events of default and acceleration:	If the PLUS have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the PLUS, the calculation agent will determine the accelerated payment due and payable in the same general manner as described in this free writing prospectus. In that case, the five scheduled trading days preceding the date of acceleration will be used as the valuation dates for purposes of determining the final value. If a market disruption event exists with respect to one or more of the basket components on such a scheduled trading day, then the accelerated valuation date will be postponed as to the applicable basket component(s) for up to five scheduled trading days (in the same manner used for postponing an originally scheduled valuation date). The accelerated maturity date may also be postponed by an equal number of business days.
	If the PLUS have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the PLUS. For more information, see "Description of Debt Securities—Senior Debt Securities — Events of Default" in the accompanying prospectus.
Supplemental plan of distribution (conflicts of interest):	Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the PLUS from HSBC for distribution to Morgan Stanley Wealth Management. HSBC Securities (USA) Inc. will act as agent for the PLUS and will receive a fee of $0.175 per $10 stated principal amount and will pay Morgan Stanley Wealth Management a fixed sales commission of $0.125 for each PLUS they sell. Of the amount per $10 stated principal amount received by HSBC Securities (USA) Inc., acting as agent for HSBC, HSBC Securities (USA) Inc. will pay Morgan Stanley Wealth Management a structuring fee of $0.05 for each PLUS.
	In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the PLUS, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.
	See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.
Where you can find more information:	This free writing prospectus relates to an offering of PLUS linked to the basket. The purchaser of the PLUS will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of PLUS relates to the basket components, you should not construe that fact as a recommendation as to the merits of acquiring an investment in any basket component or as to the suitability of an investment in the PLUS.
	HSBC has filed a registration statement (including a prospectus, a prospectus supplement and Stock-Linked Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Stock-Linked Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Stock-Linked Underlying Supplement if you request them by calling toll-free 1-866-811-8049.
	You may access these documents on the SEC web site at www.sec.gov as follows:
	The Stock-Linked Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420415014323/v403651_424b2.htm
	The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

This document provides a summary of the terms and conditions of the PLUS. We encourage you to read the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus for this offering, which can be accessed via the hyperlinks on the front page of this document.

"Performance Leveraged Upside Securities[SM]" and "PLUS[SM]" are service marks of Morgan Stanley.